UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-35454

Vipshop Holdings Limited

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K is to revise the Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on May 19, 2021, which contains the earnings release reporting the unaudited first quarter 2021 financial results of Vipshop Holdings Limited (the “Earnings Release”), in order to correct clerical errors contained therein. A copy of the corrected Earnings Release is being furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – Vipshop Reports Unaudited First Quarter 2021 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By :	/s/ David Cui
Name:	David Cui
Title:	Chief Financial Officer

Date: May 20, 2021